BLACKMONT
CAPITAL

BCE Place
900 ~ 181 Bay Street
Toronto, Ontario
M5J 2T3

Rick Vernon
Tel: 416-864-3596
Cell: 416-357-1084
Fax: 416-864-9151
rvernon@blackmont.com

PRIVILEGED AND CONFIDENTIAL

February 22, 2006

Kimber Resources Inc.
215-800 West Pender Street
Vancouver, B.C.
V6C 2V6

Attention: Robert Longe
President and CEO

Dear Robert:

This letter is to confirm that Kimber Resources Inc. ("**Kimber**" or the "**Company**") acknowledges that Blackmont Capital Inc. ("**Blackmont**") acted as an introducing broker in connection with a transaction with institutional purchasers for 1,340,000 shares at $2.00 per share. The Company acknowledges that Blackmont did not act as agent and did not provide financial advisory services nor conduct any due diligence review of the Company.

For acting as an introducing broker, the Company will pay Blackmont a cash fee of $~~178,131.25~~ 176,550.00.

If the foregoing is in accordance with your understanding, please indicate your agreement to the above terms and conditions by signing the enclosed duplicate copy of this letter and returning it to us.

Yours very truly,

BLACKMONT CAPITAL INC.

Rick Vernon
Director, Investment Banking

AGREED AND ACCEPTED as of the date first mentioned above.

KIMBER RESOURCES INC.

Robert Longe
President and CEO

APPROVED
As To Terms
As To Form